Sub-Item 77C: Matters submitted to a vote of security holders

(a)	Special Meeting of Shareholders held July 29, 2016

(b)	N/A

(c)The	matters voted upon at the meeting included:

(1)	Approval of a Plan of Liquidation with respect to Series M (Macro Opportunities Series).

Votes for: 1,250,026

Votes against: 11,725

Abstain: 6,227

(d)	N/A